Exhibit (a)(5)

News Release

FOR IMMEDIATE RELEASE

Contact:	William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer
williamlowe@KEMET.com
864-963-6484

KEMET CORPORATION COMMENCES TENDER OFFER FOR

ITS 2.25% CONVERTIBLE SENIOR NOTES DUE 2026

Greenville, South Carolina (April 20, 2010) — KEMET Corporation (KEME.OB) today announced that it has commenced a tender offer for up to $40,500,000 in the aggregate principal amount of its outstanding 2.25% Convertible Senior Notes due 2026 (the “Convertible Notes”).  An aggregate principal amount of $81,081,000 of the Convertible Notes is currently outstanding.

The tender offer will expire at 11:59 p.m., New York City time, on May 17, 2010, unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by KEMET. Holders of Convertible Notes who validly tender, and do not validly withdraw, their Convertible Notes on or prior to the Expiration Date will receive $935 for each $1,000 principal amount of Convertible Notes purchased in the tender offer, plus accrued and unpaid interest to, but excluding, the date of payment for the Convertible Notes accepted for payment. Tenders of Convertible Notes must be made on or prior to the Expiration Date, and Convertible Notes may be withdrawn at any time on or prior to the Expiration Date.

The tender offer and KEMET’s obligation to purchase and pay for the Convertible Notes validly tendered and not validly withdrawn pursuant to the tender offer is conditioned upon (1) the receipt by KEMET of the proceeds from a concurrent debt financing whereby KEMET issues debt in an aggregate principal amount of at least $225 million, which is subject to the satisfaction or waiver of certain conditions and (2) the other general conditions to the tender offer set forth in the Offer to Purchase, dated April 20, 2010 (the “Offer to Purchase”), being satisfied or waived on or prior to the Expiration Date.

To the extent that acceptances of all validly tendered Convertible Notes would require KEMET to purchase more than $40,500,000 in aggregate principal amount of Convertible Notes in connection with the tender offer, KEMET will allocate acceptances on a pro rata basis among the tendering holders.

Full details of the terms and conditions of the tender offer are included in KEMET’s Offer to Purchase and Schedule TO, which are being sent to the holders of Convertible Notes and filed with the Securities and Exchange Commission, and holders are encouraged to read these documents, as they contain important information regarding the tender offer.

KEMET has retained BofA Merrill Lynch to act as the dealer manager for the tender offer. D.F. King & Co., Inc. is the information agent and depositary for the tender offer. Questions regarding the tender

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

 Tel: 864.963.6300   Fax: 864.963.6306

offer should be directed to BofA Merrill Lynch at 1-888-292-0070 (U.S. toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for banks and brokers only) or 1-800-714-3312 (U.S. toll-free).

None of KEMET, any member of its board of directors, the dealer manager, the information agent, the depositary or the trustee is making any recommendation to holders of Convertible Notes as to whether to tender or refrain from tendering their Convertible Notes pursuant to the tender offer. Holders of Convertible Notes must decide whether they will tender pursuant to the offer and, if so, how many Convertible Notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related letter of transmittal. The tender offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains or incorporates by reference documents containing certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements.  Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements.  Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.  All forward-looking statements, by their nature, are subject to risks and uncertainties.  Our actual future results may differ materially from those set forth in our forward-looking statements.  We face risks that are inherent in the businesses and the market places in which we operate.  While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below, could cause actual results to differ materially from those reflected in the forward-looking statements.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) generally adverse economic and industry conditions, including a decline in demand for our products; (ii) the ability to maintain sufficient liquidity to realize current operating plans; (iii) the effect of receiving a going concern statement in our auditor’s report on our fiscal year 2009 audited financial statements; (iv) reevaluation of the fair value of our reporting segments and potential write downs of long-lived assets resulting from adverse economic conditions; (v) the cost and availability of raw materials; (vi) changes in our competitive environment; (vii) economic, political, or regulatory changes in the countries in which we operate; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of various laws and regulations that apply to our business, including those related to environmental matters; (xii) our ability to finance and achieve the expected benefits of our manufacturing relocation plan or other restructuring plans; (xiii) volatility of financial and credit markets which would affect our access to capital; (xiv) increased difficulty or expense in accessing capital because of the delisting of our common stock from the New York Stock Exchange; (xv) exposure to foreign exchange gains and losses; (xvi) need to reduce costs to offset downward price trends; (xvii) potential limitation on use of net operating losses to offset possible future taxable income; (xviii) dilution as a result of the issuance of a warrant to K Equity, LLC; and (xix)  the possible existence of a controlling shareholder resulting from the exercise of the warrant by K Equity, LLC.

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